

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 20, 2016

Mr. Sang-Kwon Hyun
Executive Vice President and Chief Financial Officer
Korea Electric Power Corporation
55 Jeollyeok-ro, Naju-si
Jeollanam-do 58217, Korea

> **Re:** **Korea Electric Power Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 29, 2016**
> **Form 6-K for the Month of September 2016**
> **Filed September 9, 2016**
> **File No. 001-13372**

Dear Mr. Hyun:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm KPMG Samjong Accounting Corp. on Consolidated Financial Statements (Korea Electric Power Corporation), page F-2

1. We note that the report of the independent registered public accounting firm included in your Form 20-F refers to the audit of the consolidated statements of financial position as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows, for the years then ended. Please revise to include an independent auditor's report which covers each of the periods that are required for each financial statement (i.e., the consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years ended December 31, 2015). Refer to the guidance in Item 8.A.3 of Form 20-F.

3. Significant Accounting Policies

(1) Basis of consolidation, page F-17

2. Please provide to us a detailed explanation and accounting analysis supporting the consolidation of your six generation subsidiaries under IFRS 10. As part of your analysis, address the following:

- Refer to your discussion beginning on page 27 of the restructuring of the electric power industry in Korea. You indicate that your six generation subsidiaries are wholly-owned. However, you also disclose at the top of page 29 that in January 2011 the six generation subsidiaries were officially designated as "market-oriented public enterprises," which resulted in the President of Korea and various government entities assuming the ability to appoint the president, statutory auditor and standing director of each such subsidiary; approve the selection of non-standing directors of each such subsidiary; enter into management contracts with the president of each such subsidiary; and conduct performance evaluations of each such subsidiary. We understand that prior to these subsidiaries being designated as "market-oriented public enterprises," you performed these activities. Please tell us how you considered the changes in your rights that occurred in January 2011 when concluding that you meet the three criteria in paragraph 7 of IFRS 10 to control and therefore consolidate these subsidiaries. In doing so, describe to us in more detail your rights as the sole shareholder of these six generation subsidiaries and any limitations on your control over these entities as contrasted to the rights of the government and any limitations on the government's control over these entities.

- We note your disclosure concerning the creation of a "control tower" over these generating subsidiaries on page 28. Clarify for us what you mean with your reference to "control tower," and tell us whether and how this impacts your analysis of control over these subsidiaries.

- It appears that The Act on Management of Public Institutions (AMPI) may have had a direct impact on the governance structure of the Company and its generation subsidiaries. Please tell us where the AMPI and its impact on you and your subsidiaries are disclosed in your filing, or explain to us in detail why no such disclosures are necessary. Also explain to us in detail how the AMPI impacted you, including a detailed explanation of the powers given to the government and the Minister of Strategy and Finance, and tell us how you consider it and its effects when concluding it is appropriate to consolidate your generation subsidiaries.

- Please tell us whether any other changes have occurred to your rights and powers over these six generating subsidiaries since January 2011. If so, describe the changes to us in detail and tell us how you consider those changes when determining it is appropriate to consolidate your generation subsidiaries.

Sang-Kwon Hyun
Korea Electric Power Corporation
September 20, 2016
Page 3

Form 6-K for the Month of September 2016

INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Review Report, page 1

3. We note that the review report emphasizes and draws attention to the key audit matter of a build-to-order industry that was of significance in your independent accountant's review of the consolidated interim financial statements as of and for the six-month period ended June 30, 2016 in accordance with Practical Guide of Korean Standards on Auditing 2016-1. We also note that your independent accountants did not emphasize this matter in their review report for your consolidated interim financial statements as of March 31, 2016. Please tell us in more detail why your independent accountants placed emphasis on this matter in their most recent review report and how this disclosure complies with Practical Guide of Korean Standards on Auditing 2016-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3737 if you have questions regarding comments on the financial statements or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products